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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                            Commission File Number: 0-9789

                           NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-K and Form 10-KSB     [ ] Form 11-K     [ ] Form 20-F
               [X] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

For Period Ended:     June 30, 1998

[ ]   Transition Report on Form 10-K        [ ]   Transition Report on Form 10-Q
      and Form 10-KSB                                    and Form 10-QSB
[ ]   Transition Report on Form 20-F        [ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:_____________________________


                         Part I. Registrant Information

Full name of Registrant:   PREMIER PARKS INC.
                        --------------------------------------------------------

Former name if applicable:     N/A
                          ------------------------------------------------------

Address of principal executive office (street and number):  11501 Northeast
                                                            Expressway
                                                          ----------------------

City, State and Zip Code:     Oklahoma City, Oklahoma  73131
                         -------------------------------------------------------


                         Part II.   Rule 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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[  ]     (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.


                               Part III. Narrative

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Premier Parks Inc. (the "Company") is not able to file its Form 10-Q with respect to the quarter ended June 30, 1998 on or prior to August 14, 1998 without unreasonable effort or expense due to difficulties in finalizing the Company's unaudited results of operations for the first quarter following the Company's purchase of Six Flags Entertainment Company on April 1, 1998 (the "Acquisition").

                            Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

         James M. Coughlin, Esq.                (212) 599-4690
--------------------------------------------------------------------------------
               (Name)                   (Area code and telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                         [X]  Yes     [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                         [X]  Yes     [ ]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         By virtue of the Acquisition, operating results for the 1998 periods are dramatically changed from the comparable 1997 periods. The Company has publicly released summary financial data for the periods.

                                 PREMIER PARKS INC.
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   August 14, 1998                   By:       /s/ James F. Dannhauser
                                             -----------------------------------
                                                 James F. Dannhauser
                                                 Chief Financial Officer


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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